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                              December 18, 2023

       Prashant Aggarwal
       Chief Executive Officer
       MoneyHero Limited
       70 Shenton Way
       #18-15, EON Shenton, S079118
       Singapore

                                                        Re: MoneyHero Limited
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed November 28,
2023
                                                            File No. 333-275205

       Dear Prashant Aggarwal:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 20, 2023 letter.

       Amendment No. 1 to Registration Statement on Form F-1

       Cover Page

   1. We note your amended disclosure in response to prior comment 2, specifically regarding the potential increase
in volatility. Please revise throughout to also discuss the dilutive impact of any warrants
that are exercised for ordinary shares.
 Prashant Aggarwal
FirstName
MoneyHeroLastNamePrashant Aggarwal
           Limited
Comapany18,
December  NameMoneyHero
              2023        Limited
December
Page 2    18, 2023 Page 2
FirstName LastName
       Please contact Alyssa Wall at 202-551-8106 or Cara Wirth at 202-551-7127 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:      Steve Lin